Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 23, 2016

Re:	WorthPoint Corporation

Offering Statement on Form 1-A

Filed November 25, 2016

File No. 024-10646

Dear Ms. Jacobs:

We acknowledge receipt of comments in your letter of December 21, 2016, which we have set out below, together with our responses.

General

1. Please tell us the purpose for including an offer to exchange the shares of common stock purchased by investors in the Regulation Crowdfunding offering that you filed November 16, 2016. In your response, explain why you elected to make the exchange offer rather than qualify the resale of these shares as part of the offering on Form 1-A.

The purpose of including an exchange offer with respect to the shares issued pursuant to Regulation Crowdfunding is to grant those shareholders the greater informational rights and ability to freely resell their shares that Regulation A provides, and place all the company’s shareholders on an equal footing. Qualifying the resale of these shares under Regulation A would have required the company to provide information regarding the selling shareholders, which is not practicable or meaningful when dealing with large numbers of small investors. We confirmed the availability of Regulation A for exchange offers of this type with the Office of Small Business Policy prior to making this filing.

Financial Statements

Notes to the Consolidated Financial Statements

Note 7 – Stockholders’ Equity

Preferred Stock, page F-15

2. We note in your response to prior comment 8 that your Board of Directors hold voting control of the preferred shares and all shares when combined with common shares, and will continue to hold voting control subsequent to the Regulation A offering and therefore your preferred shares are not subject to mezzanine treatment. Please tell us what consideration was given to Example 2 of ASC 480-10-S99-3, which states that if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required.

The company’s preferred stock does not contain any provisions that make it redeemable at the option of the issuer. Therefore, while preferred security holders control a majority of the votes of the Board of Directors, they cannot redeem these securities by vote and redemption at the option of the holder is not available. The company believes Example 2 as referenced is not applicable and continues to believe that the preferred stock should remain in permanent equity.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

KHLK LLP

cc: William Seippel

WorthPoint Corporation